VIA EDGAR	October 18, 2021

Re:	Acceleration Request for TaskUs, Inc.
Registration Statement on Form S-1 filed October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Anna Abramson, Esq.

Jan Woo, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, TaskUs, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on October 20, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-7614 with any questions.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

October 18, 2021

VIA EDGAR

Re:	TaskUs, Inc.
Registration Statement on Form S-1 filed on October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson, Esq.

Jan Woo, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TaskUs, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on October 20, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

TASKUS, INC.

By:	/s/ Jeffrey Chugg
Name:	Jeffrey Chugg
Title:	Vice President, Legal

October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson, Esq.

Jan Woo, Esq.

Re:    TaskUs, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of TaskUs, Inc. (the “Registrant”) dated October 18, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:15 p.m. Eastern Time, on Wednesday, October 20, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
Name:	Becky Steinthal
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name:	Ilana Foni
Title:	Vice President